TRANSMISSÃO PAULISTA

RECEIVED

Data São Paulo, March 6, 2007

Ref.CT/F/0670/2007

07021832

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

SUPPL

Gentleman/Madam:

We are enclosing herewith, a copy of the Call Notice of Ordinary and Extraordinary General Shareholders' Meetings to be held on March 19, 2007, at 9:00 a.m, published on February 28, 2007 in the newspapers Folha de São Paulo and Diário Oficial do Estado de São Paulo.

We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

Enclosure: as above mentioned

Copy to: Mr. Edgar Piedra
The Bank of New York

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107

COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

OPEN CAPITAL COMPANY - C.N.P.J. 02.998.611/0001-04

ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETINGS

CALL NOTICE

As provided for in Articles 12 and 13 of the Bylaws, the Shareholders are called to meet in Ordinary and Extraordinary General Shareholders' Meetings of this Company to be held on March 19, 2007, at 09:00 a.m., in its head office, at Rua Bela Cintra, 847 - 9th floor, in this city, in order to deliberate on the following Agenda:

1. Accounts of the Administrators and Financial Statements related to the fiscal year of 2006.
2. Imputation of R$54,354,000.00 of Remuneratory Interest on Own Capital, equivalent to R$0.364095 per lot of a thousand shares, whose credit was previously approved by the Board of Directors on 05/15/2006, at the value of the dividends owed to the shareholders regarding the fiscal year of 2006, as provided for in article 36, paragraph 2, of the Bylaws, in that the first portion in the amount of R$ 27,177,000.00 was paid on 12/01/2006.
3. Payment of the second portion of the Remuneratory Interest on Own Capital mentioned in item 2 above, regarding the gross amount of R$ 27,177,000.00 (to be still affected by the withholding tax at source), equivalent to R$0.182048 per lot of a thousand shares, on March 27, 2007.
4. Destination of R$ 60,598,592.55 to the shareholders, as additional dividends, equivalent to R$ 0.405925 per lot of a thousand shares, regarding the fiscal year of 2006, to be paid on March 27, 2007.
5. Destination of the portion of accumulated profits in the amount of R$ 85,000,000.00 to the shareholders, as dividends, equivalent to R$0.569381 per lot of a thousand shares to be paid on March 27, 2007.
6. Election of the members of the Audit Committee, regular and alternate.
7. Election of the members of the Board of Directors.

8. Establishment of the annual global amount of the remuneration and other advantages of the administrators of the Company and members of the Audit Committee, according to article 152 of Law 6.404.
9. Ratification of the Payment of bonus to the administrators, regarding the first semester of 2006, approved by the Board of Directors on 10/16/2006.
10. Amendment to the Bylaws – articles: 1, 2, 12, 17, 21, 20, 22, 24, 25, 26, 28 and 36, according to proposal of the Board of Directors.

According to CVM Instructions Nos. 165/91 and 282/98, for the adoption of the multiple vote process, a minimum percentage of 5% (five per cent) of participation in the voting capital will be necessary.

The documents regarding the matters to be appreciated in the General Shareholders' Meeting are at the disposal of the Shareholders in the head office of the Company. The documents regarding items 1 to 5 and 10 are also available on the site www.cteep.com.br/Investidores.

São Paulo, February 12, 2007.

Luis Fernando Alarcón Mantilla
Chairman of the Board of Directors

END